UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Yodlee, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98600P201

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98600P201

1	Name of reporting persons. I.R.S. Identification No. of above person (entities only). ACI Worldwide, Inc. 47-0772104
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0
	6	Shared voting power: 2,772,431
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,772,431
9	Aggregate amount beneficially owned by each reporting person 2,772,431
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.5%(1)
12	Type of reporting person HC, CO

(1)	The calculation of the foregoing percentage is based on 29,231,720 shares of common stock outstanding as of October 31, 2014, as reported in the quarterly report on Form 10-Q of Yodlee, Inc., filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P201

1	Name of reporting persons. I.R.S. Identification No. of above person (entities only). ACI Worldwide Corp. 47-0567215
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Nebraska
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0
	6	Shared voting power: 2,772,431
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,772,431
9	Aggregate amount beneficially owned by each reporting person 2,772,431
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.5%(1)
12	Type of reporting person CO

(1)	The calculation of the foregoing percentage is based on 29,231,720 shares of common stock outstanding as of October 31, 2014, as reported in the quarterly report on Form 10-Q of Yodlee, Inc., filed with the Securities and Exchange Commission on November 12, 2014.

Item 1.

a.	Name of Issuer:

Yodlee, Inc. (the “Issuer”)

b.	Address of Issuer’s Principal Executive Offices:

3600 Bridge Parkway, Suite 200

Redwood City, CA 94065

Item 2.

a.	Name of Person Filing:

This Schedule 13G is jointly filed by, and on behalf of each, of ACI Worldwide, Inc. and ACI Worldwide Corp.

b.	Address of Principal Business Office:

The address and principal business address for ACI Worldwide Inc. is 3520 Kraft Rd, Suite 300, Naples, FL 34105.

The address and principal business address of ACI Worldwide Corp. is 6060 Coventry Drive, Elkhorn, NE 68022.

c.	Citizenship:

See Item 4 on the cover pages hereto.

d.	Title of Class of Securities:

Common Stock

e.	CUSIP Number:

98600P201

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

a.	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

b.	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

c.	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

d.	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

e.	☐	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

f.	☐	Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

g.	☐	Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

h.	☐	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

j.	☐	Non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).
Not Applicable.

Item 4.	Ownership

a.	Amount Beneficially Owned:

See Item 9 on the cover pages hereto.

b.	Percent of Class:

See Item 11 on the cover pages hereto.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

ii.	Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

iii.	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

iv.	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

The common stock of the Issuer that is reported on this Schedule 13G is held of record by ACI Worldwide Corp. ACI Worldwide Corp. is a direct, wholly owned subsidiary of ACI Worldwide, Inc.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

ACI WORLDWIDE, INC.

By:	/s/ Theodore F. Rodriguez
Theodore F. Rodriguez
Vice President, Assistant Secretary and Associate General Counsel

ACI WORLDWIDE CORP.

By:	/s/ Theodore F. Rodriguez
Theodore F. Rodriguez
Vice President and Assistant Secretary